EXHIBIT 99.1

Yamana Gold Increases Annual Dividend by Nearly 15% to $0.12 Per Share and Announces Normal Course Issuer Bid; Latest Dividend Increase Represents a Cumulative Increase of 500% in Annual Dividend Since the Second Quarter of 2019

TORONTO, July 29, 2021 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (“Yamana” or the “Company”) (TSX:YRI; NYSE:AUY; LSE:AUY) announces that it has increased its annual dividend by nearly 15% to $0.12 per share.

Shareholders of record at the close of business on September 30, 2021, will be eligible to receive payment of an increased dividend of $0.03 per share on October 14, 2021. The dividend is an “eligible dividend” for Canadian tax purposes.

This is the Company’s sixth dividend increase since the second quarter of 2019 representing a cumulative increase of 500%.

Yamana considers dividends an important component of returns on investment for shareholders, and has previously indicated that its policy is that as its cash flows and cash balances increase, as its balance sheet continues to improve, and as debt service decreases, the Company would evaluate further increases of its dividend. The most recent dividend increase reflects improved cash flows and increased cash balances, along with other realized and anticipated balance sheet and financial improvements. While the Company has relied over the last several years on maintaining certain levels of cash on hand to secure payment of the dividend independently of changes in gold prices, with improvements in cash flows and certainty of modest, manageable annual capital expenses for its growth projects, with the completion of various definitive studies relating to those growth projects, the Company has concluded that it is able to fund its dividend at current or substantially lower gold prices. The Company conducts sensitivities on its capital allocations, including ability to fund and pay dividends, at various gold prices as low as $1,350 per ounce.

Since late 2006, when the Company first began paying dividends, it has paid more than $1 billion in dividends, which compares very favourably to senior level peers.

Normal Course Issuer Bid

Concurrently, the Company also today announced that it will make a normal-course issuer bid (“NCIB”) to purchase up to 48,321,676 common shares of the Company representing up to 5% of the Company’s current issued and outstanding common shares, in open market transactions through the facilities of the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (the “NYSE”) and alternative Canadian trading systems, subject to TSX approval. The Company will be permitted to make purchases under the NCIB over a period of twelve months commencing on August 4, 2021, and expiring no later than August 3, 2022.

In accordance with TSX rules, any daily purchases on the TSX under the NCIB are limited to a maximum of 654,276 common shares, which represents 25% of the average daily trading volume of the common shares on the TSX for the six months ended June 30, 2021, and, in addition, Yamana will not acquire per day on the NYSE more than 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, subject, in both cases, to certain exceptions for block purchases.

From time to time, when Yamana does not possess material non-public information about itself or its securities, it may enter into a pre-defined, automatic share purchase plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plan entered into with Yamana’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. Outside of these periods, common shares will be repurchased in accordance with management’s discretion, subject to applicable law.

The actual number of common shares that may be purchased and the timing of such purchases will be determined by the Company. Decisions regarding purchases will be based on market conditions, share price, best use of available cash, and other factors. Any common shares that are purchased under the NCIB will be cancelled.

A copy of the Company’s Notice filed with the TSX may be obtained by any shareholder without charge by contacting the Company’s Senior Vice President, General Counsel and Corporate Secretary.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7931 765 223 / +44 203 727 1000

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

Berenberg (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

Credit Suisse (Joint UK Corporate Broker)
Ben Lawrence / David Nangle
Telephone: +44 (0) 20 7888 8888

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company's intentions to make an NCIB to purchase its common shares and possibly entering into an automatic share purchase plan in the future. Forward-looking statements are characterized by words such as "plan," "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company's expectations in connection with a change in plans in connection with the Company possibly entering into an automatic share purchase plan in connection with the NCIB at some point in the future; the number of common shares ultimately repurchased under the NCIB; as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, including market conditions, share price and best use of available cash, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's current intentions in connection with the NCIB and may not be appropriate for other purposes.

(All amounts are expressed in United States Dollars unless otherwise indicated.)